Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036
May 18, 2020
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fastly, Inc.
Registration Statement on Form S-1 (File No. 333-238466)
Request for Acceleration of Effective Date
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, hereby join in the request of Fastly, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on May 20, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.
Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.
We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

Acting on behalf of itself and the several underwriters

MORGAN STANLEY & CO. LLC
By:	/s/ Rizvan Dhalla
	Name:	Rizvan Dhalla
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]